UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ___________

COMMISSION FILE NUMBER 001-12307

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ZIONS BANCORPORATION PAYSHELTER 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ZIONS BANCORPORATION One South Main, 15th Floor Salt Lake City, Utah 84133

INDEX

Page

(a)	Financial Statements and Supplemental Schedules – Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan	F-1

(b)	Signatures	F-2

(c)	Exhibit 23 – Consent of Independent Registered Public Accounting Firm	F-3

Financial Statements and Supplemental Schedules

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

As of December 31, 2008 and 2007 and for the
Year Ended December 31, 2008

with Report of Independent Registered Public Accounting Firm

F-1

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules

As of December 31, 2008 and 2007 and for the
Year Ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits                                                                                                                          1
Statement of Changes in Net Assets Available for Benefits                                                                                                       2
    Notes to Financial Statements                                                                                                                                                          3

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)                                                                                              14
Schedule H, Line 4j – Schedule of Reportable Transactions                                                                                                     15

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                                     /s/ ERNST & YOUNG LLP

Salt Lake City, Utah
June 24, 2009

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments at fair value:
Short-term investment fund	$2,330,593	$3,628,968
Zions Bancorporation common stock	114,833,521	166,227,426
Common collective trust	73,102,801	60,474,109
Shares of registered investment companies	187,413,132	285,383,294
Real estate joint venture	311,893	318,858
Participant loans	9,647,731	8,471,068
	387,639,671	524,503,723

Net receivables for participant and
employer contributions	1,527,690	17,182,525

Net assets reflecting all investments at fair value	389,167,361	541,686,248

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts
in common collective trust	2,966,537	458,493
Net assets available for benefits	$392,133,898	$542,144,741

                                                                          See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions to/(deductions from) net assets attributable to:
Investment income (loss):
Net depreciation in fair value of investments	$(200,563,674)
Interest and dividends	18,417,897

Contributions:
Participant	40,334,787
Employer	20,623,026
Rollovers	3,190,229

Transfer from affiliated plan	392,307

Benefits paid directly to participants	(32,405,415)

Net decrease	(150,010,843)

Net assets available for benefits:
Beginning of year	542,144,741
End of year	$392,133,898

                                                                                       See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2008

1.  Description of Plan

The following description of the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a single employer defined contribution plan designed to provide retirement benefits for eligible employees under a pretax salary reduction arrangement with a specified employer matching contribution and a discretionary noncontributory profit sharing feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  From time to time, the Plan has been restated and amended.  Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan.  Zions Bancorporation (“the Company”) is the Plan sponsor.  The Company’s Benefits Committee (“the Benefits Committee”) administers the Plan.

Eligibility

Participation in the Plan is voluntary.  Any nonexcluded employee (as defined in the Plan provisions) at least 21 years of age is eligible to participate.  To be eligible for the noncontributory profit sharing feature, participants must meet other criteria, including 1,000 hours of service.

Contributions

Participants may contribute from 1% to 5% of their pretax annual compensation for which the Company provides a matching contribution of 100% for the first 3% of the participant’s compensation and 50% for the remaining 2%.  Overall, participants may contribute up to 80% of their pretax annual compensation subject to the annual maximum allowed participant contribution, which was $15,500 for 2008.  Under applicable law, participants attaining the age of 50 during or prior to 2008 are eligible to make catch-up contributions.

Contributions by the Company under the noncontributory profit sharing feature are discretionary.  Contribution rates may range up to 6.0% of participants’ compensation based on the Company’s return on average common equity, as defined, for the Plan year.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.  Description of Plan (continued)

These contributions are approved and made subsequent to the end of the Plan year.  For the 2008 Plan year, no contribution was made.  For the 2007 Plan year, a contribution of $15,208,203 was made at a contribution rate of 3.25%.  The amount was included with employer contributions receivable in the statement of net assets available for benefits at December 31, 2007.

Forfeitures outstanding to offset Company contributions were $717,321 in 2008.  The amount of forfeitures at December 31, 2008 and 2007 was $339,994 and $686,024, respectively.

The Plan was amended during 2007 to allow for Roth 401(k) contributions consistent with the requirements of §402A of the Internal Revenue Code.  Such contributions include rollovers from other Roth deferral accounts as described in Code §402A(e)(1) and only to the extent the rollovers are permitted under Code §402(c).  Roth contributions will be treated as elective deferrals for all purposes under the Plan, including determination and allocation of the Company’s matching contributions.

The Plan allows rollovers by participants from nonaffiliated qualifying plans.

Participant Accounts

Each participant’s fund account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings.  Investment income or loss is allocated based on the investment shares held in the participant’s account in relation to the total investment shares of the Plan.  Certain investment transaction expenses are charged to the participants’ accounts.

Vesting and Payment of Benefits

Participant and Company matching contributions plus investment earnings are immediately vested.  Company contributions under the noncontributory profit sharing feature vest according to the following schedule:

Years of vesting	Percent
service	vested

Less than 2	None
2	20%
3	40%
4	60%
5 or more	100%

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.  Description of Plan (continued)

Nonvested amounts forfeited by terminated participants are used to reduce future Company contributions.  Participants are 100% vested if employed by the Company when normal retirement age is attained.  Benefits are paid upon death, disability, retirement, or termination of employment, or may be paid earlier subject to Plan provisions.  Benefits are paid in shares of stock, cash, or a combination of the two, depending on the participant’s investment options.

Investment Options

Participant contributions can be directed subject to Plan provisions into various Plan investment options, including the Company’s common stock.  The Company’s matching contributions and amounts contributed under the noncontributory profit sharing feature are invested in the Company’s common stock.  Beginning with the 2007 Plan year, participants may immediately diversify up to 100% of their existing investments in the Company’s common stock to other Plan investments.  However, a three-year service period is required before participants can diversify their investments in the Company’s common stock resulting from the Company’s profit sharing contributions.

Participant Loans

Participants may borrow from their fund accounts in amounts from $1,000 up to the lesser of $50,000 or 50% of their vested account balance, as defined.  Loan terms cannot exceed five years, or ten years if used for the purchase of a primary residence.  The loans are secured by the balance in the participants’ accounts and are repaid at a reasonable rate of interest through direct payroll deductions.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, each participant would become 100% vested and would receive a distribution of assets equal to the value of the participant’s account.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2.  Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared using the accrual basis of accounting.

Reclassifications

Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.

Investment Valuation and Income Recognition

Investments are reported at fair value as further described in Note 4.  As required by Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the statements of net assets available for benefits present the adjustment from fair value to contract value for the Plan’s investment in a common collective trust.  This investment is through participation in the Fidelity Managed Income Portfolio II – Class I, which includes investment contracts that are fully benefit-responsive.  As such, contract value is considered the more relevant measurement because participants would receive this value if they were to initiate permitted transactions under the terms of the Plan.  Contract value of the common collective trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Administrative Expenses

The Company currently pays the administrative expenses; however, the Plan may pay these expenses as determined by the Benefits Committee.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2.  Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Concentration of Investments

The Plan’s net assets available for benefits at December 31, 2008 and 2007 include investments in the Company’s common stock of $114,833,521 (4,685,170 shares) and $166,227,426 (3,560,236 shares), respectively.  These investments represent a 4.06% and 3.32% ownership of the Company’s outstanding common stock at December 31, 2008 and 2007, respectively.  The fair value of these investments is subject to market fluctuations and was $64,093,125 as of May 31, 2009.

New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements.  This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.  FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active.  The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued.

In April 2009, the FASB issued FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.  FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability.  FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2.  Significant Accounting Policies (continued)

and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157.  FSP 157-4 is effective for reporting periods ending after June 15, 2009. The Benefits Committee is currently evaluating the effect that the provisions of FSP 157-4 may have on the Plan’s financial statements.

3.  Investments

As trustee of the Plan, Fidelity holds the Plan’s investments and executes all investment transactions.  The fair value of individual investments that represents 5% or more of the fair value of the Plan’s net assets available for benefits is as follows:

	December 31,
	2008	2007

Zions Bancorporation common stock*	$114,833,521	$166,227,426
Fidelity Managed Income Portfolio II – Class 1	73,102,801	60,474,109
Rainier Small/Mid Cap	(1)	32,717,576
Fidelity Contrafund	(1)	30,009,413

  *  Nonparticipant-directed
(1)  Investment did not represent 5% or more of the fair value of the Plan’s net assets available for benefits.

During 2008, the Plan’s investments (including investments purchased and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Zions Bancorporation common stock	$(90,555,511)
Shares of registered investment companies	(110,008,163)
$(200,563,674)

The Plan’s investment activity in the Company’s common stock for 2008 includes nonparticipant-directed and participant-directed transactions.  Because the investment activity cannot be split between these types of transactions, the entire investment is reflected as nonparticipant-directed.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

3.  Investments (continued)

Significant changes in net assets during 2008 relating to nonparticipant-directed and participant-directed transactions of the Company’s common stock fund are as follows:

Net depreciation in fair value	$(90,555,511)
Interest and dividends	6,868,976
Contributions	39,381,587
Net transfers to other investments	(2,331,528)
Benefits paid directly to participants	(6,560,861)
Net decrease in net assets	(53,197,337)

Net assets at beginning of year	170,329,435
Net assets at end of year	$117,132,098

Short-term investment fund	$2,330,593
Zions Bancorporation common stock	114,833,521
Net payable (included in employer contributions)	(32,016)
$117,132,098

4.  Fair Value

The Plan adopted SFAS 157 effective January 1, 2008 and FSP 157-3 upon its issuance in October 2008.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  To measure fair value, SFAS 157 has established a fair value hierarchy which is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques are employed to maximize the use of observable inputs and minimize the use of unobservable inputs.  This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.  Fair Value (continued)

Level 1
Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.  For the Plan, Level 1 includes the short-term investment fund, the Company’s common stock, and the shares of registered investment companies.

Level 2	•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. For the Plan, Level 2 includes the common collective trust.

Level 3
Unobservable inputs that are significant to the fair value measurement whose value is determined by pricing models, discounted cash flow methodologies, or similar techniques.  For the Plan, Level 3 includes the real estate joint venture and participant loans.

The following describes the valuation methodologies used for assets measured at fair value:

Short-term investment fund – Valued at cost which approximates fair value.

Company common stock – Valued at the last reported sales price on the last business day of the Plan year in the active market where individual securities are traded.

Common collective trust – Participation units are valued according to quoted redemption values provided by the trustee on the last business day of the Plan year based on values of the underlying assets.

Shares of registered investment companies (mutual funds) – Valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.  Fair Value (continued)

Real estate joint venture – Valued at net asset values provided by the joint venture.

Participant loans – Valued at their outstanding balances, which approximate fair value.

Assets measured at fair value on a recurring basis within the fair value hierarchy are summarized as follows at December 31, 2008:

	Level 1	Level 2	Level 3	Total

Short-term investment fund	$2,330,593	$-	$-	$2,330,593
Zions Bancorporation common stock	114,833,521	-	-	114,833,521
Common collective trust	-	73,102,801	-	73,102,801
Shares of registered investment companies	187,413,132	-	-	187,413,132
Real estate joint venture	-	-	311,893	311,893
Participant loans	-	-	9,647,731	9,647,731
	$304,577,246	$73,102,801	$9,959,624	$387,639,671

The following reconciles the beginning and ending balances of assets for 2008 that are measured at fair value on a recurring basis using Level 3 inputs:

	Real estate
	joint venture	Participant loans

Balance at January 1, 2008	$318,858	$8,471,068
Net increases (decreases) included in statement
of changes in net assets available for benefits:
Net appreciation (depreciation) in fair value of investments:
Realized	46,480
Unrealized	(21,222)
Interest and dividends	6,425	11,728
Purchases, sales, issuances, and settlements, net	(38,648)	1,164,935
Balance at December 31, 2008	$311,893	$9,647,731

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

5.  Transfer from Affiliated Plan

The transfer from affiliated plan of $392,307 was from the 401(k) plan of Intercontinental (“Intercon”) Bank Shares Corporation, which was acquired by the Company’s subsidiary, Amegy Corporation, in September 2007.  Intercon’s 401(k) plan was merged into the Plan effective May 30, 2008.  The transfer was made in accordance with ERISA provisions and with the applicable agreement.

6.  Transactions with Parties-in-Interest

During 2008, the Plan received dividends for the Company’s common stock of $6,648,158.  Purchases and sales of the Company’s common stock in 2008 were $76,927,793 and $39,569,619, respectively.

7.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.  Reconciliation of Financial Statements to Form 5500

The following reconciles net assets available for benefits in the accompanying financial statements to net assets in the Form 5500:

	December 31,
	2008	2007

Net assets available for benefits in accompanying financial statements	$392,133,898	$542,144,741
Less: Adjustment between fair value and contract value related to
fully benefit-responsive investment contracts in common collective trust	(2,966,537)	(458,493)
Net assets in Form 5500	$389,167,361	$541,686,248

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

8.   Reconciliation of Financial Statements to Form 5500 (continued)

The following reconciles the net decrease in the statement of changes in net assets available for benefits to the Form 5500 for the year ended December 31, 2008:

Net decrease in statement of changes in net assets available for benefits	$(150,010,843)
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts in common collective trust
Add: Amount at December 31, 2007	458,493
Less: Amount at December 31, 2008	(2,966,537)
$(152,518,887)

Amounts in Form 5500:
Net income (loss)	$(152,911,194)
Transfer of assets to this Plan	392,307
$(152,518,887)

9.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 9, 2005 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 87-0227400                                            Plan: 006

December 31, 2008

		(b)		(d)
		Identity of Issue, Borrower,	(c)	Cost of Remain-	(e)
(a)		Lessor, or Similar Party	Description of Investment	ing Assets (1)	Current Value

*		FIDELITY INVESTMENTS	SHORT-TERM INV FUND (2,330,593 shares)	$2,330,593	$2,330,593
*		ZIONS BANCORPORATION	ZIONS BANCORP COM STK (4,685,170 shares)	197,824,190	114,833,521
*		FIDELITY INVESTMENTS	FID MGD INC PORT II (73,102,801 units)		73,102,801
		COLUMBIA	COLUMBIA ACORN USA Z (318,188 shares)		5,215,101
		AMERICAN BEACON FUNDS	ABF LARGE CAP VAL PA (1,120,677 shares)		14,692,075
		T. ROWE PRICE	TRP EMG MKT STOCK (143,172 shares)		2,339,426
		PIMCO FUNDS	PIM TOTAL RT INST (1,600,775 shares)		16,231,859
		RAINIER FUNDS	RAINIER SM/MID CAP (783,540 shares)		15,788,339
		EVERGREEN	EVRGRN SPEC VAL INST (386,856 shares)		5,350,219
		LOOMIS SAYLES FUNDS	LOOMIS GLBL BD INST (128,716 shares)		1,736,374
		MORGAN STANLEY INV MGMT	MSIF INTL REAL EST I (93,966 shares)		1,183,034
		VANGUARD	VANG MID CAP IDX SIG (167,182 shares)		2,823,702
		VANGUARD	VANG REIT IDX SIG (57,883 shares)		799,371
		VANGUARD	VANG INF PROT SEC (214,294 shares)		2,468,662
		VANGUARD	VANG SM CAP IDX INST (177,905 shares)		3,629,263
		PERKINS	PERKINS MD CP VL INV (581,229 shares)		8,881,178
		VICTORY FUNDS	VICTORY DIVERS STK A (378,387 shares)		4,215,232
		LEGG MASON PARTNERS	LMP AGGR GROWTH A (11,938 shares)		804,967
		LOOMIS SAYLES FUNDS	LOOMIS BOND INST (516,552 shares)		5,366,978
		PIMCO FUNDS	PIM COM REAL RET I (151,494 shares)		968,049
		ALLIANCE BERNSTEIN INVESTMENTS	ALL/BERN INTL VAL AD (274,939 shares)		2,884,111
		BLACKROCK FUNDS	BLKRK INTL OPP INST (165,835 shares)		3,890,498
*		FIDELITY INVESTMENTS	FID CONTRAFUND (432,993 shares)		19,597,242
*		FIDELITY INVESTMENTS	FID CAPITAL & INCOME (262,635 shares)		1,433,987
*		FIDELITY INVESTMENTS	FID BALANCED (370,849 shares)		4,865,543
*		FIDELITY INVESTMENTS	FID FREEDOM INCOME (32,390 shares)		309,645
*		FIDELITY INVESTMENTS	FID FREEDOM 2000 (118,359 shares)		1,189,511
*		FIDELITY INVESTMENTS	FID FREEDOM 2010 (756,322 shares)		7,835,493
*		FIDELITY INVESTMENTS	FID FREEDOM 2020 (946,697 shares)		9,514,301
*		FIDELITY INVESTMENTS	FID FREEDOM 2030 (524,319 shares)		5,117,359
*		FIDELITY INVESTMENTS	SPTN TOTAL MKT INDEX (37,933 shares)		950,985
*		FIDELITY INVESTMENTS	SPARTAN INTL INDEX (332,246 shares)		8,884,250
*		FIDELITY INVESTMENTS	SPARTAN US EQ INDEX (393,799 shares)		12,562,188
*		FIDELITY INVESTMENTS	FIDELITY US BD INDEX (586,464 shares)		6,327,941
*		FIDELITY INVESTMENTS	FID FREEDOM 2040 (630,434 shares)		3,524,127
*		FIDELITY INVESTMENTS	FA DIVERS INTL I (211,626 shares)		2,617,816
*		FIDELITY INVESTMENTS	FID FREEDOM 2005 (11,852 shares)		99,438
*		FIDELITY INVESTMENTS	FID FREEDOM 2015 (155,380 shares)		1,330,053
*		FIDELITY INVESTMENTS	FID FREEDOM 2025 (148,863 shares)		1,225,143
*		FIDELITY INVESTMENTS	FID FREEDOM 2035 (79,980 shares)		642,236
*		FIDELITY INVESTMENTS	FID FREEDOM 2045 (3,744 shares)		24,635
*		FIDELITY INVESTMENTS	FID FREEDOM 2050 (14,365 shares)		92,801
		FAIRMONT PARK JOINT VENTURE	Commercial and residential real estate		311,893
*		PARTICIPANT LOANS	Interest rates ranging from 4.25% to 9.25%, with
			maturities through October 2018		9,647,731
					$387,639,671

	*	Indicates party-in-interest to the Plan.
	(1)	Only provided for nonparticipant-directed investments.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4j – Schedule of Reportable Transactions
EIN: 87-0227400                                         Plan: 006

Year Ended December 31, 2008

					(h)
(a)	(b)	(c)	(d)	(g)	Current Value	(i)
Identity of Party	Description of	Purchase	Selling	Cost of	of Asset on	Net Gain
Involved	Assets	Price	Price	Asset	Transaction Date	(Loss)

Category (iii) – a series of transactions with the same issue in excess of 5% of Plan assets:

Zions Bancorporation	Zions Bancorporation
	Common Stock	$76,927,793	$-	$76,927,793	$76,927,793	$-

	Zions Bancorporation
	Common Stock	-	39,569,619	48,122,749	39,569,619	(8,553,130)

     No category (i), (ii) or (iv) reportable transactions occurred during 2008.
     Columns (e) and (f) are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                                            ZIONS BANCORPORATION PAYSHELTER 401(K)
                                                                                                            AND EMPLOYEE STOCK OWNERSHIP PLAN

June 24, 2009
                                                                                                            By:  /s/ Doyle L. Arnold
                                                                                                       Name:   DOYLE L. ARNOLD,
                                                                                                     Vice Chairman and Chief Financial
                                                                                                     Officer of Zions Bancorporation

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